UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)
Amendment No.1
Under the Securities Exchange Act of 1934
China XD Plastics Company Limited
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
16948F107
(CUSIP Number)

Marco Chung
Morgan Stanley
Level 46, International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong
+(852) 2848-5200

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16948F107	SC 13D	Page 2

1	NAME OF REPORTING PERSONS MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,004,101*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,004,101*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,004,101*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON HC, CO

* Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 3

1	NAME OF REPORTING PERSONS MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON HC, CO

*Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 4

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON HC, CO

* Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 5

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON OO

*Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 6

1	NAME OF REPORTING PERSONS NORTH HAVEN PRIVATE EQUITY ASIA III, L.P. (F/K/A MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*	☒
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON PN

*Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 7

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON PN

*Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 8

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON OO

*Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 9

1	NAME OF REPORTING PERSONS MSPEA MODIFIED PLASTICS HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.41%**
14	TYPE OF REPORTING PERSON OO
* Excludes 33,510,131 shares of Common Stock beneficially owned by Mr. Han and XD. Engineering Plastics Company Limited.

** Percentage calculated based on 65,556,541 shares of Common Stock outstanding on an as-converted basis as of November 4, 2016, as set forth in the Issuer’s Form 10-Q for the three months ended September 30, 2016.

CUSIP No. 16948F107	SC 13D	Page 10

TABLE OF CONTENTS

Introductory note

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SCHEDULES
A
B
SIGNATURES
EXHIBIT INDEX
EX−99.7
EX−99.8
EX−99.9

CUSIP No. 16948F107	SC 13D	Page 11

SCHEDULE 13D

INTRODUCTORY NOTE.
The following constitutes Amendment No. 1 (the “Amendment”) to the Original Schedule 13D filed by the undersigned with the SEC on September 30, 2011 (the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of China XD Plastics Company Limited, a Nevada corporation (the “Issuer”).  This Amendment amends, and, with respect to certain information set forth herein, supersedes the Original Schedule 13D.  Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.
Item 2.	Identity and Background
The response set forth in Item 2 of the Original Schedule 13D is hereby amended and supplemented by the following.
This Amendment is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) North Haven Private Equity Asia III, L.P., formerly known as Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“NH LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Modified Plastics Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of February 17, 2017, a copy of which is attached hereto as Exhibit 99.7.
The principal business office of MSPEA Holdings and MSPEA is C/O Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, Grand Cayman, Cayman Islands, KYI-1104.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, NH LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.
During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.
Item 3.	Source and Amount of Funds or Other Consideration.
The response set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.
The funds for Additional Shares purchased after the date of the Original Schedule 13D which are held in client accounts with respect to which MS Parent or a subsidiary of MS Parent or their employees have investment or voting discretion came from client funds.
The last paragraph of Item 6 of this Amendment is incorporated herein by reference in its entirety.

CUSIP No. 16948F107	SC 13D	Page 12

Item 4.	Purpose of Transaction.
The response set forth in Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows.

The Reporting Persons originally acquired the Preferred Shares for investment purposes.  MS Reporting Units (as defined in Item 5) acquired the Additional Shares for investment purposes.
On February 16, 2017, MSPEA entered into a consortium agreement (the “Consortium Agreement”) with Jie Han and XD. Engineering Plastics Company Limited, a company wholly owned by Jie Han (together, “Mr. Han,” and  collectively with MPSEA or one or more of the Reporting Persons through which it will be acting, the “Consortium”), pursuant to which the Consortium will cooperate in good faith to acquire all of the outstanding capital stock of the Issuer other than those shares (the “Consortium Shares”) beneficially owned by the members of the Consortium or their affiliates, through a going-private transaction (the “Transaction”).
On February 16, 2017, the Consortium submitted a preliminary, non-binding letter (the “Letter”) to the Issuer’s board of directors (the “Board”).  In the Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction.  Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding capital stock of the Issuer (other than the Consortium Shares which will be rolled over in connection with the Transaction) for $5.21 per share in cash.  The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction.  In the Proposal, members of the Consortium also stated that they expect that the Board will appoint a special committee of independent directors to consider the Proposal and make a recommendation to the Board.   Members of the Consortium will not move forward with the transaction unless it is approved by such a special committee, and the Transaction will be subject to a non-waivable condition requiring approval by majority shareholder vote of shareholders other than the Consortium members.
The Reporting Persons anticipate that, at the price per share of Common Stock set forth in the Proposal, approximately $91 million would be expended in acquiring all of the outstanding capital stock of the Issuer that the members of the Consortium or their affiliates do not already own.
References to the Consortium Agreement and the Letter in this Amendment are qualified in their entirety by reference to the Consortium Agreement and the Letter themselves, which are attached hereto as Exhibit 99.8 and Exhibit 99.9, respectively, and are incorporated by reference as if set forth in their entirety.
If the Transaction is carried out and consummated, the Common Stock of the Issuer will no longer be traded on the NASDAQ Global Select Market and the registration of the Common Stock of the Issuer under Section 12 of the Act is expected to be terminated.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated.  The Letter provides that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.
The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4.  Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Agreement.
As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in, the Common Stock of the Issuer, subject to the terms of the Consortium Agreement, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives of the Issuer, members of the Board, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write

CUSIP No. 16948F107	SC 13D	Page 13

letters to, and respond to inquiries from, various parties including, without limitation, the Board, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.
Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4. Subject to the terms of the Consortium Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to  acquire additional Preferred Shares or Common Stock, dispose of some or all of their Preferred Shares or Common Stock, engage in short−selling or hedging or similar transactions with respect to the Preferred Shares or Common Stock, and/or continue to hold Preferred Shares or Common Stock.
Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
The response set forth in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows.
The following disclosure assumes that there are 49,556,541 shares of Common Stock outstanding as of November 4, 2016, as set forth in the Issuer’s Form 10-Q, dated November 9, 2016, and all calculations of beneficial ownership and of the number of shares of Common Stock issuable upon the conversion of the Preferred Shares are made using the number of shares of Common Stock outstanding as of November 4, 2016, on an as-converted basis.
By virtue of relationships reported in Item 2, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 16,000,000 shares of Common Stock beneficially owned by MSPEA, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Act, constitutes approximately 24.41% of the outstanding Common Stock.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than MSPEA to the extent of its pecuniary interest therein) that it is the beneficial owner of any shares of Common Stock issuable upon conversion of the Preferred Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
MS Reporting Units hold 4,101 Additional Shares, or 0.006%, of the outstanding Common Stock.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by MS Reporting Units that they are the beneficial owners of any Common Stock held in any client accounts for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
In accordance with Securities and Exchange Commission (the “SEC”) Release No.  34-39538 (January 12, 1998) (the “Release”), this Amendment reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS Parent and its subsidiaries and affiliates (collectively, “MS”).  This Amendment does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.  The MS Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the MS Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the MS Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the MS Reporting Units.
Taken together, the Additional Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares held by MSPEA constitute approximately 24.41% of the outstanding Common Stock.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is

CUSIP No. 16948F107	SC 13D	Page 14

the beneficial owner of any Additional Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
MS Parent is filing this Amendment in its capacity as a parent company of MS Holdings, MS Inc, MS LLC, NH LP, MS Employee, MSPEA Holdings, MSPEA and the MS Reporting Units described above.  The Reporting Persons are filing this Amendment jointly pursuant to Rule 13d-1(k)(i) promulgated under the Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing of this Amendment unless such Reporting Person knows or has reason to believe that such information is inaccurate.
To the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially owns any shares of Common Stock.
Except as set forth in Item 3 above, none of the Reporting Persons, or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Common Stock during the past 60 days.
Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares or the Common Stock issuable upon conversion of the Preferred Shares held by MSPEA.
Except as set forth in this Item 5 and except for clients of MS Parent who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, if any, held in their accounts, no person other than MS Parent is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Additional Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response set forth in Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.
The maturity date of the Preferred Shares was extended to February 4, 2019 on January 24, 2014. The Issuer has the right to require MSPEA to convert any outstanding share of the Preferred Shares held by it into shares of Common Stock of the Issuer at any time prior to the maturity date at the then applicable conversion price.
The responses set forth in Item 4 of this Amendment are incorporated herein by reference in their entirety.
Consortium Agreement.  The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) arranging financing, (iii) structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction, and (iv) engaging advisors and sharing certain expenses.  During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) the six-month anniversary of the date of the Consortium Agreement and (b) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed, among other things, (i) to work exclusively with each other with respect to the Transaction, (ii) not to sell, pledge, encumber or otherwise transfer the Consortium Shares except for certain limited exceptions set forth in the Consortium Agreement, and (iii) not to enter into any voting agreement with respect to the Consortium Shares. Upon a termination of the Consortium Agreement, the Consortium will negotiate in good faith to extend its term.
It is anticipated that the funding for the Transaction will be provided by a combination of debt and equity capital.  Equity financing will be provided by the members of the Consortium in the form of cash and/or through the rollover of existing equity interests in the Issuer held by certain members of the Consortium.  Debt financing will be primarily provided by third party financial institutions.

CUSIP No. 16948F107	SC 13D	Page 15

Item 7.	Material to be Filed as Exhibits.
The response set forth in Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.
Exhibit 99.7	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, NH LP, MS Employee, MSPEA Holdings and MSPEA, dated February 17, 2017 (filed herewith)
Exhibit 99.8	Consortium Agreement, dated February 16, 2017, by and among Mr. Han, XD. Engineering Plastics Company Limited and MSPEA (filed herewith)
Exhibit 99.9	Letter to the Board of Directors of China XD Plastic Company Limited, dated February 16, 2017 (filed herewith)

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
MORGAN STANLEY
The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.
Name	Title

*James P. Gorman[1]	Chairman of the Board and Chief Executive Officer

*Erskine B. Bowles	Director

*Alistair Darling[2]	Director

*Thomas H. Glocer	Director

*Robert H. Herz	President of Robert H. Herz LLC

*Nobuyuki Hirano[3]	President and Chief Executive Officer of Mitsubishi UFJ Financial Group, Inc.

*Klaus Kleinfeld[4]	Chairman and Chief Executive Officer of Arconic Inc.

*Jami Miscik	Co-Chief Executive Officer and Vice Chair, Kissinger Associates, Inc.

*Dennis M. Nally	Director

*Donald T. Nicolaisen	Director

*Hutham S. Olayan	President and director of The Olayan Group

*James W. Owens	Director

*Ryosuke Tamakoshi[5]	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*Perry M. Traquina	Director

*Rayford Wilkins, Jr.	Director

Jeffrey S. Brodsky	Executive Vice President and Chief Human Resources Officer

Eric F. Grossman	Executive Vice President and Chief Legal Officer

Keishi Hotsuki[6]	Executive Vice President and Chief Risk Officer

Colm Kelleher[7]	President

Jonathan M. Pruzan	Executive Vice President and Chief Financial Officer

Daniel A. Simkowitz	Head of Investment Management

1  Dual citizenship – Australia and United States
2  Citizenship – England
3  Citizenship – Japan
4  Citizenship – Germany
5  Citizenship – Japan
6  Citizenship – Japan
7  Dual citizenship – England and Ireland
*  Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title	Address

Christopher H. Norris	Director and President	1585 Broadway, New York NY 10036, United States

Louis A. Palladino, Jr.	Vice President	1221 Avenue of the Americas, New York 10020, United States

Susan Louise Ludwigson	Director	1221 Avenue of the Americas, New York 10020, United States

Rob Creaney	Vice President	440 South LaSalle St. One Financial Place Chicago 60605 United States

Christina Huffman	Vice President	1221 Avenue of the Americas, New York 10020, United States

Jason Koenig	Vice President	1221 Avenue of the Americas, New York 10020, United States

Craig Krasinski	Vice President	100 Front Street, West Conshohocken PA 19428, United States

Noel C. Langlois	Vice President	100 Front Street, West Conshohocken PA 19428, United States

Paul M. Martin	Vice President	522 Fifth Avenue, New York NY 10036, United States

Tushar Mehta	Vice President	1221 Avenue of the Americas, New York 10020, United States

Sheri Lynn Schreck	Vice President	522 Fifth Avenue, New York NY 10036, United States

Robert A. Vesey	Treasurer	1585 Broadway, New York NY 10036, United States

Cohen, Ella D.	Vice President	522 Fifth Avenue, New York NY 10036, United States

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Chou, Hsuan Chin	Director	International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong
Jones, Alan K.	Director & President & Managing Director	1585 Broadway, New York NY 10036, United States
Moon, John J.	Director	1585 Broadway, New York NY 10036, United States
Steinberg, Fred	Vice President & Assistant Treasurer	750 Seventh Avenue New York NY 10019 United States
Balik-Klein, Joshua	Vice President	1585 Broadway, New York NY 10036, United States
Hirsch, Jason	Vice President & Assistant Treasurer	1221 Avenue of the Americas, New York NY 10020, United States
Norris, Christopher H.	Vice President	1585 Broadway, New York NY 10036, United States
Giovanniello, Joseph	Vice President	750 Seventh Avenue, New York NY 10019, United States
Rios, Anita	Treasurer	1585 Broadway, New York NY 10036, United States
Fricke, Kara	Vice President & Secretary	522 Fifth Avenue, New York NY 10036, United States

Name	Title	Address

Sheikh, Mohammad Ali	Vice President	750 Seventh Avenue, New York, NY 10019, United States
Keleghan, John	Vice President	2000 Westchester Avenue, Purchase NY 10577, United States
Creaney, Rob	Vice President & Assistant Treasurer	440 South LaSalle St., Chicago 60605, United States
Winkles, Isabelle	Assistant Treasurer	1585 Broadway, New York NY 10036, United States
O'Dell, Christopher L.	Vice President	522 Fifth Avenue, New York NY 10036, United States
Lopez-Velasco, Giselle	Vice President	1221 Avenue of the Americas, New York NY 10020, United States
Bleeker, Daniel	Vice President & Assistant Secretary	1221 Avenue of the Americas, New York NY 10020, United States
Guastella, Mike	Vice President	1585 Broadway, New York NY 10036, United States
Yeung, Amy	Vice President	750 Seventh Avenue, New York NY 10019, United States
Cohen, Karen	Vice President	1585 Broadway, New York NY 10036, United States
Ertamay, Emrah	Vice President	750 Seventh Avenue, New York NY 10019, United States

SCHEDULE A
EXECUTIVE OFFICERS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, LLC
The sole member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

SCHEDULE A
EXECUTIVE OFFICERS OF NORTH HAVEN
PRIVATE EQUITY ASIA III, L.P.
The general partner of North Haven Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  North Haven Private Equity Asia III, L.P. does not have officers or directors.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.
Name	Title	Address

Christopher H. Norris	Vice President	1585 Broadway, New York NY 10036, United States
Rob Creaney	Assistant Treasurer	440 South LaSalle St. One Financial Place Chicago 60605 United States
Anita Rios	Assistant Treasurer	1585 Broadway, New York NY 10036, United States
Ivan John Sutlic*	Director	Forest Haven #8, 46B Forest Lane, George Town, Grand Cayman, Cayman Islands
Jason Hirsch	Vice President and Assistant Treasurer	1221 Avenue of the Americas, New York 10020, United States

* Citizenship - Canadian

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
MSPEA MODIFIED PLASTICS HOLDING LIMITED
The name of the director and the names and titles of the executive officer of MSPEA Modified Plastics Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Modified Plastics Holding Limited.
Name	Title	Address

Rob Creaney	Assistant Treasurer	440 South LaSalle St. One Financial Place Chicago 60605 United States
Anita Rios	Assistant Treasurer	1585 Broadway, New York NY 10036, United States
Ivan John Sutlic*	Director	Forest Haven #8, 46B Forest Lane, George Town, Grand Cayman, Cayman Islands
Homer Sun	Director	International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

* Citizenship - Canadian

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.
(a) In October 2014, the Illinois Attorney General’s Office (“ILAG”) sent a letter to Morgan Stanley alleging that Morgan Stanley knowingly made misrepresentations related to Residential Mortgage Backed Securities purchased by certain pension funds affiliated with the State of Illinois and demanding that Morgan Stanley pay ILAG approximately $88 million.  On February 10, 2016, Morgan Stanley and ILAG reached an agreement to resolve the matter.
(b) On January 13, 2015, the New York Attorney General’s Office (“NYAG”) indicated that it intended to file a lawsuit related to approximately 30 subprime securitizations sponsored by Morgan Stanley.  NYAG indicated that the lawsuit would allege that Morgan Stanley misrepresented or omitted material information related to the due diligence, underwriting and valuation of the loans in the securitizations and the properties securing them and indicated that its lawsuit would be brought under the Martin Act.  On February 10, 2016, Morgan Stanley and NYAG reached an agreement to resolve the matter.
(c) On February 10, 2016, Morgan Stanley reached an agreement with the United States Department of Justice, Civil Division and the United States Attorney’s Office for the Northern District of California, Civil Division (collectively, the “Civil Division”) to pay $2.6 billion to resolve certain claims that the Civil Division indicated it intended to bring against Morgan Stanley.
 (d) On July 23, 2014, the U.S. Securities and Exchange Commission (“SEC”) approved Morgan Stanley’s Offer of Settlement to resolve an investigation of certain subprime RMBS transactions sponsored and underwritten by Morgan Stanley in 2007.  Pursuant to the settlement, Morgan Stanley neither admitted nor denied the SEC’s findings but was charged with violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, and agreed to pay disgorgement and penalties in an amount of $275 million.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated February 17, 2017

MORGAN STANLEY

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Christopher L. O’Dell
	Name:	Christopher L. O’Dell
	Title:	Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Christopher L. O’Dell
	Name:	Christopher L. O’Dell
	Title:	Vice President

NORTH HAVEN PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Christopher L. O’Dell
	Name:	Christopher L. O’Dell
	Title:	Vice President

[Signature Page to Amendment 1 to Schedule 13D]

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Christopher L. O’Dell
	Name:	Christopher L. O’Dell
	Title:	Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Ivan John Sutlic
	Name:	Ivan John Sutlic
	Title:	Sole Director

MSPEA MODIFIED PLASTICS HOLDING LIMITED

By:	/s/ Ivan John Sutlic
	Name:	Ivan John Sutlic
	Title:	Director

[Signature Page to Amendment 1 to Schedule 13D]

EXHIBIT INDEX
Exhibit 99.7	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, NH LP, MS Employee, MSPEA Holdings and MSPEA, dated February 17, 2017 (filed herewith)
Exhibit 99.8	Consortium Agreement, dated February 16, 2017, by and among Mr. Han, XD. Engineering Plastics Company Limited and MSPEA (filed herewith)
Exhibit 99.9	Letter to the Board of Directors of China XD Plastic Company Limited, dated February 16, 2017 (filed herewith)